FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Tournigan Gold Corporation (the "Company" )
24th Floor, 1111 West Georgia Street
Vancouver, BC CANADA V6E 4M3

Item 2.	Date of Material Change

February 14, 2007.

Item 3.	News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via Filing Services Canada and Market Wire on February 14, 2007.

Item 4.	Summary of Material Change

The Company announced assay results from exploration and delineation drilling at its Jahodna uranium deposit in Eastern Slovakia, including the discovery of a new high-grade, near-surface mineralized zone in the southeast portion of the property. The results have increased the area of known mineralization at Jahodna and demonstrate potential for resource expansion on the property.

The results from this drill program indicate that the Jahodna mineral deposit is open and extends along strike to the southeast and northwest, and is open at depth. A new resource calculation is therefore planned.

Item 5.	Full Description of Material Change

For a full description of the material change, see a complete news release in the following Schedule A .

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone 604-683-8320
Facsimile 604-683-8340

Item 9.	Date of Report

Dated at Vancouver, B.C., this 14th day of February, 2007.

SCHEDULE "A"

PRESS RELEASE
February 14, 2007

Symbol: Canada, TSX.V - TVC
Frankfurt, Berlin - TGP

Tournigan Discovers New High Grade Zone at the Jahodna Deposit

Tournigan Gold Corporation (TVC:TSX-V; TGP:Frankfurt) is pleased to announce that it has discovered a new mineralized zone at its Jahodna uranium deposit in Eastern Slovakia. Of particular interest are drill holes KG-J-13 and KG-J-14 which establish the presence of a new high-grade zone. KG-J-13 assayed at 0.6-metres of 0.74% U3O8 and KG-J-14 assayed at 5.0-metres of 0.54% U3O8 (including 2-metres of 1.45% U3O8, 1-metre of 2.77% U3O8 and 0.5-metres of 5.34% U3O8).

The discovery of this new zone of relatively shallow uranium-molybdenum mineralization located some 150 to 200-metres further southeast along strike and at least 100-metres higher elevation from previous margins of known mineralization has increased the strike-length of the deposit a possible 35 to 40 percent.

Also of note are previously released drill holes KG-J-8 and KG-J-9, which identify two new zones of thick, high-grade uranium mineralization along and below the deepest margins of the currently defined Jahodna deposit (see attached table).

We are very excited with the results of this drill program which show that we have discovered a new high grade zone close to surface at the south-east portion of the deposit. Drilling indicates that the uranium mineralization at Jahodna appears to exhibit a high-degree of continuity within the deposit, said James Walchuck, President and CEO of Tournigan Gold Corporation. A new resource will be calculated for Jahodna incorporating 2006 drill results.

Tournigan plans to continue exploration work along strike of the roughly seven kilometres of prospective stratigraphy within the Jahodna license with airborne and ground radiometric surveys and geologic surveys. Airborne radiometric-magnetics will also be conducted along the approximately 60 kilometre strike-length of prospective stratigraphy between Jahodna and Tournigan s Novoveska Huta uranium deposit to identify new uranium targets.

Jahodna Inferred Resource

The Jahodna deposit currently hosts an inferred resource of 18.2 million pounds of uranium oxide (U3O8) at a grade of 0.66 percent U3O8 contained in 1,256,000 tonnes with a cut-off grade of 0.035 percent U3O8.(1) An independent preliminary assessment(2) on Jahodna, prepared by ACA Howe International Ltd. and delivered to Tournigan in April, 2006, modeled an underground operation with a per annum production rate of 100,000 tonnes. Production costs were estimated at US$9.15 per pound for an estimated internal rate of return of 44 percent using a US$35.00 U3O8 price.

The dimensions of the existing Jahodna resource block are approximately 500 metres along strike and 500 metres down-dip and average about 2.5 metres thick. Results from the recently completed 2006 drill program have filled many of the previously untested gaps within the existing resource block as well as extending mineralization some 150-metres southeast along strike and 100-metres up-dip, and extending and opening mineralization to depth. The level of confidence regarding continuity of uranium mineralization both within the known deposit and to depth, and along strike and up-dip to the southeast has increased.

Drill holes KG-J-3 to KG-J-15 completed as part of this program are illustrated in the attached schematic longitudinal vertical projection. Hole KG-J-17 lies to the northwest and is off the schematic diagram.

Drill hole KG-J-16 was not drilled as geological interpretive work determined the planned hole was unecessary.

For a Schematic Longitudinal Projection Showing the Diamond Drill Holes, Click Here.

A complete list of assays received from the 2006 Jahodna drill program can be found on the last page of this press release.

Drill Hole Interpretation (see attached table)

Uranium-molybdenum mineralization occurs at the Jahodna deposit as strata-bound lenses of uranium-oxide and copper-molybdenum sulfide minerals ± ptygmatic-folded quartz-carbonate ± sulfide ± hematite veins localized along the steep-to-moderate dipping contact of overlying meta-volcanic rocks (andesite flows and tuffs) and underlying meta-sedimentary rocks (slates and lesser quartzites).

A preliminary interpretation of the 2005 and 2006 drill results at Jahodna indicates the following key points:

1. The presently defined geometry of the Jahodna uranium-molybdenum deposit appears to be that of a moderate to steeply dipping strata-bound layer that projects up-dip nearly to the surface to the southeast, and plunges down-dip to unknown depths to the northwest.

2. Drill holes KG-J-4, KG-J-6, KG-J-7, KG-J-8, KG-J-9, and KG-J-10 extend along strike at depth and all contain significant intervals of moderate to strong uranium mineralization, suggesting that the deposit remains open for expansion at depth along most of its strike length. KG-J-8 intercepted 4.5-metres of 0.46 percent U3O8 in a previously untested area below the central part of the deposit, effectively defining a new thick high-grade zone of mineralization at depth. KG-J-9 revealed a significant new zone of high-grade uranium mineralization (2-metres of 0.56 percent U3O8, including 0.5-metres of 1.36 percent U3O8) in another previously untested area located approximately 150 to 200-metres southeast and 100-metres further down-dip of the previously known zone of high-grade mineralization focused around KG-J-1a and KG-J-2.

3. In addition to the thick high-grade zone previously delineated by historic drilling and subsequently verified by Tournigan confirmation drilling in 2005 (see KG-J-1, 1a, and 2 in attached table), three additional thick high-grade zones were delineated during the 2006 phase 2 drill program, as evidenced by KG-J-8, KG-J-9, KG-J-13 and KG-J-14.

4. Drill holes KG-J-13 and KG-J-14 contain significant, uranium-molybdenum mineralized intersections 0.6-metres of 0.74 percent U3O8 in KG-J-13, and 5.0-metres of 0.64 percent U3O8 (including 2-metres of 1.45 percent U3O8, 1-metre of 2.77 percent U3O8, and 0.5-metres of 5.34 percent U3O8 in KG-J-14) located approximately 200-metres and 150-metres, respectively, further southeast of and some 100-metres above the boundary of the existing resource. KG-J-10 intercepts the new southeast extension zone roughly 200-metres below KG-J-13 and illustrates that this newly discovered southeast zone of uranium mineralization is open to depth. Results from these three drill holes potentially increase the strike-length of the deposit an additional 35 to 40 percent.

5. Only four drill holes (KG-J-5, 11, 15, 17) of the 17 total holes (23 percent) drilled by Tournigan at Jahodna are unmineralized. They lie outside the boundaries of the existing resource block but within the Jahodna stratigraphy.

6. Drill holes KG-J-3 and KG-J-12 contain mostly fault gouge and lower values of U3O8 than were expected. It is likely that KG-J-3 and KG-J-12 intercepted unmineralized steeply-dipping cross-cutting faults at low angles and followed the gouge-filled faults throughout much of the length of the holes. The Jahodna property contains a number of late brittle steep- to moderate-dipping faults containing abundant fault gouge which are typically barren of mineralization. Drill hole KG-J-5 contains numerous zones of fault gouge throughout the length of the drill hole, suggesting possible proximity to a large fault zone. Drill holes KG-J-11, 15, and 17 are all outside the boundaries of the existing resource block, and apparently intersected weakly to unmineralized zones within the Jahodna stratigraphy.

Holes KG-J-3 to KG-J-15, completed as part of the 2006 program, are illustrated in the attached schematic longitudinal vertical projection. Hole KG-J-17 lies to the northwest and is off the schematic diagram. Hole KG-J-16, planned above historic hole 1221, was not drilled as geological interpretive work determined the planned hole was unnecessary at this time.

Notes on Methodology

Jahodna drill core are transported to the Kremnica site for geological logging, preliminary interpretation and sampling. Non-NORM (Naturally Occurring Radiometric Material) sample intervals are sawn in half and one-half of the split-core is transported to an ALS Chemex sample preparation lab in Pitea Sweden, where it is crushed, pulverized and resultant pulps are transported to ALS Chemex lab in North Vancouver, Canada for geochemical analysis. NORM samples are shipped intact to ALS Chemex s laboratory in North Vancouver, without preparation. Samples that exceed a geochemical analysis of greater than 10,000 ppm uranium undergo x-ray fluorescence (XRF) in order to measure the uranium present. ALS Chemex s laboratory has ISO 9001:2000 registration. It has also received ISO 17025 accreditation from the Standards Council of Canada under CAN-P-1579 Guidelines for Accreditation of Mineral Analysis Testing Laboratories .

Dr. Kent Ausburn, VP Exploration, Tournigan Gold, a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical disclosure contained in this news release. Drill hole planning, implementation and the quality control program for this Jahodna drill program are also supervised and approved by Dr. Ausburn.

(1)    The Jahodna mineral resource estimate has been prepared by ACA Howe International Ltd. in a National Instrument 43-101 technical report entitled Technical Report of Jahodna Uranium Project, Slovakia , dated March 2006. Mineral resources do not have demonstrated economic viability.

(2)     Note that this preliminary assessment is by definition preliminary in nature and is based on an inferred resource that is currently considered too speculative geologically to have the economic considerations applied to it that would enable it to be categorized as a mineral reserve, according to Definition Standards of the Canadian Institute of Mining, Metallurgy and Petroleum. Generally, an economic evaluation would only be completed on measured and indicated resources, and there is no certainty that this preliminary assessment will be realized. Investors are cautioned not to rely on these estimates.

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The Company intends to develop its best prospects. Tournigan has focused its efforts in countries that are economically and politically stable, have good infrastructure and an educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

             "James Walchuck"
James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.
Cautionary Note to U.S. Investors The United States Securities and Exchange Commission ( SEC ) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as inferred resource , that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 40-F Registration Statement, File No. 000- 50486. You can review and obtain copies of our filings from the SEC s website at http://www.sec.gov/edgar.shtml.

Contact Patrick Soares, Vice President, Investor Relations at +1 (604) 683-8320, or visit www.tournigan.com

JAHODNA MINERALIZED SAMPLE INTERVALS
(Drilled by Tournigan)

Drill Hole Number	Interval (core length)	*Percent U3O8	Percent Molybdenum
		Geochem assays	Geochem assays

Previously Released 2005 Tournigan Drill Results

KG-J-1	2.4 m (406.9 409.3)	0.24	0.04
Includes	1.2 m (406.9 408.1)	0.46	0.09

KG-J-1a	1.2 m (424.0 425.2)	7.77	0.86
Includes	0.9 m (424.0 424.9)	10.33	1.13
Other J-1a Intervals	0.8 m (420.5 421.3)	0.46	Not Significant

KG-J-2	5.7 m (449.6 455.4)	0.26	0.08
Includes	2.4 m (449.6 452.0)	0.55	0.19
Includes	1.1 m (450.9 452.0)	1.32	0.40

2006 Tournigan Drill Results

KG-J-3	0.6 m (327.4 328.0)	0.12	Not Significant

KG-J-4	1.2 m (545.2 546.4)	0.20	Not Significant

KG-J-5	NA	Not Significant	Not Significant

KG-J-6	0.5 m (411.5 412.0)	0.61	0.007

KG-J-7	1.0 m (513.3 514.3)	0.24	0.055

KG-J-8	4.5 m (502.0 506.5)	0.46	0.011
Includes	2.2 m (502.0 504.2)	0.58	0.08

KG-J-9	2.0 m (491.5 - 493.5 m)	0.56	0.072
Includes	1.0 m (492.5 - 493.5 m)	0.88	0.081
Includes	0.5 m (492.5 - 493.0 m)	1.36	0.081

KG-J-10	1.0 m (375.8 - 376.8 m)	0.20	Not Significant

KG-J-11	Not Significant	Not Significant	Not Significant

KG-J-12	0.8 m (389.0 - 389.8 m)	0.05	Not Significant

KG-J-13	0.6 m (252.4 253.0)	0.74	0.61

KG-J-14	5.0 m (299.0 304.0)	0.64	0.05
Includes	2.0 m (302.0 304.0)	1.45	0.07
Includes	1.0 m (303.0 304.0)	2.77	0.19
Includes	0.5 m (303.5 304.0)	5.34	0.37

Other Significant	0.1 m (99.7 99.8)	2.14	0.88
J-14 Intervals	0.2 m (213.0 213.2)	1.21	0.23

KG-J-15	Not Significant	Not significant	Not Significant

KG-J-17	Not Significant	Not significant	Not Significant

*All uranium analytical data are reported by the lab and received by Tournigan as ppm-U (uranium metal) and subsequently converted for presentation by Tournigan to percent-U3O8 using a conversion factor of 1.17.